UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly held company

CNPJ No. 02.429.144/0001-93 - NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A., pursuant to art. 157, § 4 of Law no. 6.404/76 and CVM Instruction 358/2002 (and in continuance of the Market Announcement of August 15, 2011), hereby informs its shareholders and the market that, on August 17, 2011, it received from shareholder Energia São Paulo Fundo de Investimento em Participações the following Market announcement, reproduced below:

"ENERGIA SÃO PAULO FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, registered on the federal taxpayer rolls under CNPJ No. 02.178.371/0001-93, managed by BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., an institution with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro at Avenida Presidente Wilson No. 231, 11th floor, 13th and 17th floors (part), enrolled on the federal taxpayer rolls under CNPJ/MF under No. 02.201.501/0001-61 ("Fund")  pursuant to CVM Instruction No. 358/2002, amended by CVM Instructions 369/02 and 449/07, hereby informs that in an operation to reduce the capital stock of Bonaire Participações S.A. ("Bonaire"), enrolled on the federal taxpayer rolls under CNPJ/MF under No. 02.117.801/0001-67,  concluded through the delivery of assets to its majority shareholder, the Fund, on August 15, 2011, now holds 102,756,048 (one hundred and two million, seven hundred fifty-six thousand and forty-eight) common shares issued by CPFL Energia S.A. ("CPFL Energia" and/or the "Company"). The aforementioned shareholding of the Fund  represents 10.68% (ten and sixty-eight hundredths per cent) of the shares composing the capital stock of the Company.

The Fund  also reports that: (i) together with Bonaire,  of which it is the majority shareholder, it owns 121,427,038 (one hundred and twenty one million, four hundred and twenty seven thousand and thirty-eight) common and total shares issued by the Company  and that such holding represents 12.62% (twelve and sixty two hundredths percent) of the Company's  shares; (ii) pursuant to Clause 8.3 of the BM&FBovespa Novo Mercado's Listing Rules, it signed a Controlling Shareholders Consent Agreement; and (iii) of the 102,756,048 (one hundred and two million, seven hundred fifty-six thousand and forty-eight) common shares held by the Fund,  90,484,600 (ninety million, four hundred eighty-four thousand and six hundred) shares are linked to the CPFL Energia Shareholders Agreement. Thus, pursuant to Section 11.10 of this Agreement, Bonaire  and  the Fund  shall exercise the rights and obligations in a joint manner, and should therefore be considered as a single, united shareholder of CPFL Energia for all purposes."

São Paulo, August 18, 2011.

CPFL ENERGIA S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.